

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

July 1, 2009

Via Facsimile and U.S. Mail

Brian M. Carter
Chief Executive and Financial Officer
World Racing Group, Inc.
7575 Westwinds Boulevard, Suite D
Concord, NC 28927

> **Re:** **World Racing Group, Inc.**
> **Amendment No. 2 to Schedule 13E-3 filed June 18, 2009 by World Racing Group, Inc., Vicis Capital Master Fund, and Vicis Capital LLC**
> **File No. 005-79158**
>
> **Amendment to Preliminary Schedule 14A filed June 18, 2009**
> **File No. 000-18045**

Dear Mr. Carter:

We have reviewed the filings referenced above and your responses to the comments in our letter dated June 8, 2009 and have the following additional comments.

Schedule 13E-3

1.   We reissue prior comment 7 of our letter dated April 24, 2009. For example, disclosure under Item 2 of Schedule 13e-3 does not appear to have been included in the proxy statement. Please ensure you include all required disclosure in the document distributed to shareholders.

2.   Please ensure that each Schedule 13E-3 you file lists the filing persons on its cover page. See Rule 13e-100.

Financial Information, page 10

3.   We note your response to comment 5 regarding your belief that the reverse stock split is not material and should not warrant including pro forma financial information. However, while your response letter indicates that the disclosure under Financing of the Reverse Stock Split on page 32 was revised, we are unable to locate any such revisions. Please reconcile the apparent discrepancy in your statement that the reserve stock split is immaterial with your disclosure that after the reverse stock split you will have decreased working capital which may have a material effect on your capitalization, liquidity, results of operation and cash flow.

Schedule 14A

Price Range of Common Stock and Dividends, page 9
The Special Meeting, page 10

4.   Please relocate these sections so that they appear after your Special Factors section. Items 7, 8 and 9 of Schedule 13E-3 should appear in the Special Factors section at the beginning of the proxy statement immediately following the summary term sheet. See Rule 13e-3(e)(1)(ii).

Fairness of the Reverse Stock Split to Stockholders, page 22

5.   We note your response to comment 12. Please expand your disclosure to discuss in detail what was involved in the "summary analysis" conducted by your Board and consistent with your response letter clarify in the disclosure that such analysis was not extensive.

Form of Proxy Card

6.   Please revise form of proxy to clearly mark it as "Preliminary Copy." Refer to Rule 14a-6(e)(1).

****

As appropriate, please amend your Schedule 13E-3 and the accompanying disclosure documenting response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
No 10-K comments.

You may contact Chanda Delong at (202) 551-3490, Staff Attorney, Mellissa Campbell Duru, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3757 or me at (202) 551-3324 with any questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Daniel W. Rumsey
        via facsimile: (310) 317-7484